                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                         The Kafus Capital Corporation
                         -----------------------------
                                (Name of Issuer)


                        Common Stock, without par value
                        -------------------------------
                         (Title of Class of Securities)


                                  482910 10 6
                          ---------------------------
                                 (CUSIP Number)

                 Julia Heintz Murray, General Counsel - Finance
                     Enron Capital & Trade Resources Corp.
                               1400 Smith Street
                              Houston, Texas 77002
                                 (713) 853-4794
                                 --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 July 16, 1997
                                 -------------
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


-----------------------                                  ---------------------
  CUSIP NO. 482910 10 6                                    PAGE X OF X PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Enron Capital & Trade Resources Corp.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
        N/A                                                     (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


-------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
       WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                             [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7          -0-
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8         9,000,000

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9          -0-
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10         9,000,000

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
       9,000,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       33.45

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
       CO

------------------------------------------------------------------------------

                                 SCHEDULE 13D


-----------------------                                  ---------------------
  CUSIP NO. 482910 10 6                                    PAGE X OF X PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Enron Corp.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
        N/A                                                     (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


-------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
       WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                             [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       Oregon

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7          -0-
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8         9,000,000

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9          -0-
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10         9,000,000

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
       9,000,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       33.45

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
       CO

------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

        This statement relates to the common stock, without par value (the "Common Stock"), of The Kafus Capital Corporation, a British Columbia corporation (the "Issuer"). The address of the principal executive offices of the Issuer is Suite 706, 1155 Robson Street, Vancouver, British Columbia, Canada V6E 1B5.

ITEM 2. IDENTITY AND BACKGROUND.

        This statement is being filed by Enron Capital & Trade Resources Corp., a Delaware corporation ("ECT"), and by Enron Corp., an Oregon corporation ("Enron"). ECT is a wholly owned subsidiary of Enron and is engaged primarily in the business of purchasing natural gas, gas liquids and power through a variety of contractual arrangements and marketing these energy products to local distribution companies, electric utilities, cogenerators and both commercial and industrial end-users. ECT also provides risk management services. Enron is an integrated natural gas company that engages, primarily through subsidiaries, in the gathering, transportation and wholesale marketing of natural gas, the exploration for and the production of natural gas and crude oil, the production, purchase, transportation and worldwide marketing and trading of natural gas liquids, crude oil and refined petroleum products, the production and sale of cogenerated electricity and steam and the purchasing and marketing of long-term energy-related commitments. ECT and Enron are referred to herein as the "Reporting Entities."

        The address of the principal business and the principal office of ECT and Enron is 1400 Smith, Houston, Texas 77002. Schedule I attached hereto sets forth certain additional information with respect to each director and each executive officer of ECT and Enron. The filing of this statement on Schedule 13D shall not be construed as an admission that Enron or ECT or any person listed on Schedule I hereto is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

        Neither of the Reporting Entities nor, to their knowledge, any person listed on Schedule I hereto, has been, during the last five years (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Under the terms of a Subscription Agreement dated July 16, 1997, between ECT and the Issuer (the "Subscription Agreement"), ECT purchased from the Issuer the following securities for a cash purchase price of $21,000,000: (a) 15,000 Series I 10% Convertible Redeemable Preference Shares (initially convertible into an aggregate of 3,750,000 shares of Common Stock) (the "Preference Shares"); (b) 3,000,000 shares of Common Stock; (c) a Warrant to purchase 1,000,000 shares of Common Stock; and (d) an Additional Warrant to purchase 500,000 shares of Common Stock (collectively, the "Securities"). The source of the purchase price was working capital of Enron and ECT. ECT also received 750,000 shares of Common Stock from a subsidiary of the Issuer pursuant to the Fee Agreement described in Item 6. below.

ITEM 4.  PURPOSE OF TRANSACTION.

        The transactions described in Item 3. above occurred as a result of negotiations with the Issuer. The Securities purchased by ECT were acquired for investment purposes. ECT intends to review its investment in the Issuer on an ongoing basis and, depending upon the price of, and other market conditions relating to, the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to ECT, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its investment in the Issuer.

        Other than as described above, neither of the Reporting Entities, nor, to their knowledge, any person listed on Schedule I hereto, has any plan or proposal that would result in any of the consequences listed in paragraphs
(a) - (j) of Item 4. of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        ECT beneficially owns and has the power to vote and dispose of 9,000,000 shares of Common Stock, representing approximately 33.45% of the shares of Common Stock outstanding (determined in accordance with Rule 13d-3). Because ECT is a wholly owned subsidiary of Enron, Enron may also be deemed to beneficially own such shares. Enron disclaims beneficial ownership of all of such shares. Of these 9,000,000 shares, (a) 3,750,000 are currently outstanding; (b) 3,750,000 are issuable on conversion of the Preference Shares; (c) 1,000,000 are issuable on exercise of the Warrant; and (d) 500,000 are issuable on the exercise of the Additional Warrant. The number of shares of Common Stock issuable on conversion or exercise of the Preference Shares, the Warrant and the Additional Warrant is subject to adjustment pursuant to customary antidilution provisions included in the terms of such Securities. The rights and preferences of the Preference Shares are set forth in the Articles of Amendment to the Issuer's charter document (the "Articles of Amendment"). Under the Subscription Agreement and the Fee Agreement described in Item 6. below, the Issuer may be obligated to issue to ECT, without the payment by ECT of additional consideration, an indeterminate number of additional shares of Common Stock, based upon the market prices for the Common Stock during the 30 days preceding
October 15, 1997.

        Except as described herein, neither of the Reporting Entities, nor, to their knowledge, any of the persons named in Schedule I hereto, has effected any transactions in the Common Stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        At the closing of the purchase and sale of Securities (the "Closing"), the Issuer and ECT entered into a Registration Rights Agreement obligating the Issuer to file a Registration Statement with the Securities and Exchange Commission with respect to all shares of Common Stock held by or issuable to ECT in connection with the transactions contemplated by the Subscription Agreement. Under the terms of the Subscription Agreement, in the event the trade weighted average share price of the Common Stock during the 30-day period immediately preceding October 15, 1997, is less than $2.00 per share, the Issuer will pay to ECT a sum (the "Makewhole Amount") equal to the product of such difference and 3,000,000. The Makewhole Amount is payable at the option of the Issuer in cash or additional shares of Common Stock on October 15, 1997.

        The Issuer also agreed in the Subscription Agreement not to (a) issue or sell shares of its Common Stock at a price less than 85% of the Average Price (as defined) or to sell any securities convertible into or exchangeable for Common Stock with a conversion or exercise price that is less than 85% of the Average Price on the date of issuance of the convertible or exchangeable securities or (b) sell more than $10,000,000 of Common Stock at prices less than the Average Price as of the date of the related sale. The Issuer also agreed that upon the request of ECT, subject to compliance with applicable laws, Issuer will expand the number of directors constituting the entire Board of Directors of the Issuer by one and fill the vacancy created by such expansion with a designee of ECT reasonably acceptable to Issuer and to submit the name of such designee to the shareholders of the Issuer at each meeting of the shareholders at which directors are elected, until requested otherwise by ECT. The Issuer has granted to ECT the right to purchase shares of Common Stock (or securities convertible into or exercisable for Common Stock) sufficient to maintain its proportionate interest in the Issuer, on the same terms as those pursuant to which the Issuer proposes to issue such additional securities. The provisions described in this paragraph terminate on the date ECT and its affiliates beneficially own less than 10% of the Common Stock.

        At the Closing, Samarac Corporation, the holder of approximately 55% of the outstanding Common Stock immediately prior to Closing, executed a Shareholder Agreement pursuant to which it agreed with ECT that it would not sell more than 5% of such shares of Common Stock during any twelve-month period occurring during the three years following the Closing and to vote its Common Stock in favor of any nominee for director designated by ECT (as described above).

        The holders of the Preference Shares may require that such shares be redeemed by the Issuer in circumstances specified in the Articles of Amendment, at a redemption price of $1,000 per share, plus accrued and unpaid dividends. Kenneth F. Swaisland, the President of the Issuer, has executed a non-transferable Guaranty in favor of ECT, guaranteeing the performance by the Issuer of its obligation to redeem Preference Shares in accordance with the terms of the Articles of Amendment. ECT has granted to the Issuer an option to purchase up to 5,000 Preference Shares prior to January 16, 1998 (the "Determination Date") at a cash purchase price of $1,200 per share. The option may be exercised only if the trade weighted average of prices for the Common Stock during a period of 30 consecutive days exceeds $7.00 per share and the Common Stock is listed on a U.S. national securities exchange or the NASDAQ National Market. The Issuer's option expires on the Determination Date.

        At the Closing, ECT also entered into a Consulting Services Agreement with The CanFibre Group, Ltd. ("CanFibre"), a subsidiary of the Issuer. Under the terms of the Consulting Services Agreement, ECT will, from time to time, as requested by CanFibre, provide consultation services and advice with respect to the operations and properties of CanFibre through July 15, 2007. ECT is entitled to an annual fee for its services in an amount equal to a sum equivalent to 5% of the after-tax distributable operating cash flow of CanFibre, calculated on the basis of audited financial statements. CanFibre and ECT also entered into a Fee Agreement pursuant to which CanFibre conveyed to ECT 750,000 shares of Common Stock owned by CanFibre and agreed that if the trade weighted average of the Common Stock for the 30-day period prior to October 15, 1997 is less than $2.00 per share, CanFibre will pay to ECT an amount equal to the product of such difference and 750,000, payable at the option of CanFibre in cash or in additional shares of Common Stock.

        Concurrently with the purchase of the Securities, ECT and CanFibre of Riverside, Inc., a California corporation and a subsidiary of CanFibre ("CanFibre of Riverside"), entered into a Subordinated Loan Agreement (the "Loan Agreement") pursuant to which ECT agreed to lend up to $15,000,000 to CanFibre of Riverside. The loan is subordinated to Senior Indebtedness (as defined in the Loan Agreement) and is secured by subordinated lien on certain assets of CanFibre of Riverside. In connection with the subordinated loan, ECT and CanFibre of Riverside entered into an Income Participation Purchase Agreement entitling ECT to receive a specified percentage of the Free Cash Flow (as defined) of CanFibre of Riverside. Upon any default under the Loan

Agreement or one year after the completion of the construction of a specified manufacturing facility of CanFibre of Riverside, ECT has the option to require the Issuer to purchase the Income Participation Certificate for $12,500,000 (as adjusted for payments previously received from CanFibre of Riverside under the Income Participation Certificate), payable at the election of ECT in cash or through the issuance of additional shares of Common Stock at the then prevailing market price of the Common Stock. At any time when ECT has the right to cause the Issuer to purchase the Income Participation Certificate, the Issuer has the option to purchase the Income Participation Certificate from ECT for a purchase price of $15,000,000, payable in cash or Common Stock.

        In addition, under a Deferred Payment Purchase Agreement between ECT and the Issuer, the Issuer may be obligated to issue Common Stock to ECT to purchase principal payments under the Loan Agreement that CanFibre of Riverside does not pay when scheduled, if such payments are not brought current within one year, the purchase price for such payments to be made, at the election of ECT, in cash or through the issuance of additional shares of Common Stock at 75% of the then prevailing market price of such Common Stock. The number of shares of Common Stock, if any, issuable to ECT pursuant to the Income Participation Agreement and the Deferred Purchase Agreement cannot currently be determined.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

        Exhibit 1   -  Subscription Agreement dated as of July 16, 1997 between the Issuer and ECT.

        Exhibit 2   -  Shareholder Agreement dated July 16, 1997 executed by
                       Samarac Corporation.

        Exhibit 3   -  Registration Rights Agreement dated May 16, 1997 between the Issuer and ECT.

        Exhibit 4   -  Articles of Amendment designating 15,000 Series I
                       Preference Shares of the Issuer.

        Exhibit 5   -  Warrant to purchase 1,000,000 shares of Common Stock.

        Exhibit 6   -  Additional Warrant to purchase 500,000 shares of Common
                       Stock.

        Exhibit 7   -  Consulting Services Agreement dated July 16, 1997,
                       between ECT and CanFibre.

        Exhibit 8   -  Fee Agreement dated July 16, 1997 between ECT and
                       CanFibre.

        Exhibit 9   -  Option Letter dated July 16, 1997, between ECT and
                       CanFibre.

        Exhibit 10 -   Guaranty of Kenneth F. Swaisland

        Exhibit 11 -   Income Participation Certificate Purchase Agreement dated
                       July 16, 1997, between ECT and CanFibre of California

        Exhibit 12 -   Deferred Purchase Agreement dated July 16, 1997, between
                       the Issuer and ECT

                                   SIGNATURE

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


July 28, 1997                       ENRON CAPITAL & TRADE RESOURCES CORP.

                                    By: /s/ PEGGY B. MENCHACA
                                        ------------------------------------
                                        Peggy B. Menchaca
                                        Vice President and Secretary


                                    ENRON CORP.

                                    By: /s/ PEGGY B. MENCHACA
                                        ------------------------------------
                                        Peggy B.  Menchaca
                                        Vice President and Secretary

                                                                      SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                          ENRON CAPITAL & TRADE CORP.


NAME AND BUSINESS ADDRESS    CITIZENSHIP       POSITION AND OCCUPATION
-------------------------    -----------       -----------------------

John J. Esslinger              U.S.A.     Director
1400 Smith Street                         Vice Chairman and Managing
Houston, Texas 77002                      Director - ECT North America

Mark E. Haedicke               U.S.A.     Director
1400 Smith Street                         Managing Director, Legal
Houston, Texas 77002

Kenneth D. Rice                U.S.A.     Director
1400 Smith Street                         Chairman, Chief Executive Officer
Houston, Texas 77002                      and Managing Director - ECT
                                          North America

Lou L. Pai                     U.S.A.     Chairman, President, Chief
1400 Smith Street                         Executive Officer, and Managing
Houston, Texas 77002                      Director - Enron Energy Services

Mark A. Frevert                U.S.A.     President and Managing Director -
1400 Smith Street                         ECT Europe, Managing Director,
Houston, Texas 77002                      International

Kevin P. Hannon                U.S.A.     President and Managing Director -
1400 Smith Street                         ECT Commodity and Trade Services
Houston, Texas 77002

Ashok Rao                      U.S.A.     President, Chief Operating
1400 Smith Street                         Officer and Managing Director -
Houston, Texas 77002                      Enron Energy Services

J. Clifford Baxter             U.S.A.     Managing Director
1400 Smith Street
Houston, Texas 77002

William O. Butler              U.S.A.     Managing Director
1400 Smith Street
Houston, Texas 77002

John B. Echols, Jr.            U.S.A.     Managing Director
1400 Smith Street
Houston, Texas 77002

NAME AND BUSINESS ADDRESS    CITIZENSHIP       POSITION AND OCCUPATION
-------------------------    -----------       -----------------------

Gene E. Humphrey               U.S.A.     Managing Director, Finance
1400 Smith Street
Houston, Texas 77002

Amanda K. Martin               U.S.A.     Managing Director
1400 Smith Street
Houston, Texas 77002

Jere C. Overdyke, Jr.          U.S.A.     Managing Director
1400 Smith Street
Houston, Texas 77002

Rebecca C. Carter              U.S.A.     Vice President and Chief Control
1400 Smith Street                         Officer
Houston, Texas 77002

                        DIRECTORS AND EXECUTIVE OFFICERS
                                  ENRON CORP.

NAME AND BUSINESS ADDRESS      CITIZENSHIP        POSITION AND OCCUPATION
-------------------------      -----------        -----------------------

Robert A. Belfer                 U.S.A.     Director
767 5th Avenue, 46th Floor                  Chairman, President
New York, NY  10153                         Chief Executive Officer
                                            Belco Oil & Gas Corp.

Norman P. Blake, Jr.             U.S.A.     Director
USF&G Corporation                           Chairman, President and CEO,
6225 Smith Ave. LA0300                      USF&G Corporation
Baltimore, MD 21209

Ronnie C. Chan                   U.S.A.     Director
Hang Lung Development                       Chairman of Hang Lung
  Company Limited                           Development Group
28/F, Standard Chartered
  Bank Building
4 Des Vouex Road Central
Hong Kong

John H. Duncan                   U.S.A.     Director
5851 San Felipe, Suite 850                  Investments
Houston, TX 77057

Joe H. Foy                       U.S.A.     Director
404 Highridge Dr.                           Retired Senior Partner,
Kerrville, TX 78028                         Bracewell & Patterson, L.L.P.

Wendy L. Gramm                   U.S.A.     Director
P. O. Box 39134                             Former Chairman, U.S.
Washington, D.C.  20016                     Commodity
                                            Futures Trading Commission

Ken L. Harrison                  U.S.A.     Director
One World Trade Center                      Chairman, Chief Executive Officer
121 SW Salmon Street                        and President, Portland General
Portland, Oregon 97204                      Electric Company

Robert K. Jaedicke               U.S.A.     Director
Graduate School of Business                 Professor (Emeritus), Graduate
Stanford University                         School of Business, Stanford
Stanford, CA  94305                         University

Charles A. LeMaistre             U.S.A.     Director
13104 Travis View Loop                      president (Emeritus),
Austin, Texas  78732                        University of Texas
                                            M.D. Anderson Cancer Center

NAME AND BUSINESS ADDRESS    CITIZENSHIP       POSITION AND OCCUPATION
-------------------------    -----------       -----------------------
Jerome J. Meyer                  U.S.A.     Director
26600 SW Parkway, Bldg. 63                  Chairman, Chief Executive Officer
P.O. Box 1000                               Tektronix, Inc.
Wilsonville, OR 97070-1000

John A. Urquhart                 U.S.A.     Director and Vice Chairman,
John A. Urquhart Associates                 Enron Corp.,
111 Beach Road                              President, John A. Urquhart
Fairfield, CT  06430                        Associates

John Wakeham                      U.K.      Director
Pinglestone House                           Former U.K. Secretary of State for
Old Alresford                               Energy and Leader of the Houses
Hampshire S024 9TB                          of Commons and Lords
United Kingdom

Charls E. Walker                 U.S.A.     Director
Walker & Walker, LLC                        Chairman, Walker & Walker, LLC
10220 River Road, Ste. 105
Potomac, Maryland 20854

Bruce G. Willison                U.S.A.     Director
4900 Rivergrade Rd.                         President and Chief Operating
Irwindale, CA  91706                        Officer H.F. Ahmanson Company

Herbert S. Winokur, Jr.          U.S.A.     Director
Winokur & Associates, Inc.                  President, Winokur & Associates,
30 East Elm St.                             Inc.
Greenwich, Ct  06830

Kenneth L. Lay                   U.S.A.     Director, Chairman and Chief
1400 Smith Street                           Executive Officer
Houston, Texas 77002

Jeffrey K. Skilling              U.S.A.     Director, President and Chief
1400 Smith Street                           Operating Officer
Houston, Texas 77002

J. Clifford Baxter               U.S.A.     Senior Vice President, Corporate
1400 Smith Street                           Development
Houston, Texas 77002

Richard A. Causey                U.S.A.     Senior Vice President and Chief
1400 Smith Street                           Accounting and Information
Houston, Texas 77002                        Officer

Edmund P. Segner, III            U.S.A.     Executive Vice President and Chief
1400 Smith Street                           of Staff
Houston, Texas 77002

James V. Derrick, Jr.            U.S.A.     Senior Vice President and General
1400 Smith Street                           Counsel
Houston, Texas 77002

NAME AND BUSINESS ADDRESS    CITIZENSHIP       POSITION AND OCCUPATION
-------------------------    -----------       -----------------------

Andrew S. Fastow                 U.S.A.     Senior Vice President, Finance
1400 Smith Street
Houston, Texas 77002

Stanley C. Horton                U.S.A.     Chairman and Chief Executive
1400 Smith Street                           Officer, Enron Gas Pipeline Group
Houston, Texas 77002

Rebecca P. Mark                  U.S.A.     Chairman and Chief Executive
1400 Smith Street                           Officer, Enron International, Inc.
Houston, Texas 77002

Thomas E. White                  U.S.A.     Chairman and Chief Executive
1400 Smith Street                           Officer, Enron Ventures Corp.
Houston, Texas 77002

Rodney L. Gray                   U.S.A.     Chairman, President and Chief
                                            Executive Officer, Enron Global
                                            Power & Pipelines L.L.C.